UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

(CUSIP Number)

Jerry W. Throgmartin Chairman and Chief Executive Officer hhgregg, Inc. 4151 East 96th Street Indianapolis, Indiana 46240 (317) 848-8710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d3d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. JERRY W. THROGMARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 4,179,387[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,179,387[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,387[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%[2]
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Includes an aggregate of 2,106,943 shares of Common Stock held of record by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and the Jerry W. Throgmartin 2008 Grantor Retained Annuity Trust. Mr. Throgmartin is the trustee of each trust and has sole power to vote and dispose of such shares.

(2) The aggregate percentage of shares of Common Stock reported as owned by Mr. Throgmartin herein is based upon 32,366,607 outstanding shares of Common Stock as of October 31, 2008, as reported in hhgregg's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, plus 803,334 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of February 2, 2009).

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on March 14, 2008 (the "Original Schedule 13D") by Jerry W. Throgmartin with respect to the Common Stock, $.0001 per share (the "Common Stock") of hhgregg, Inc., a Delaware corporation ("hhgregg" or the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented.

Item 3 is hereby amended and supplemented as follows:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Personal funds of Mr. Throgmartin were used to acquire shares of Common Stock of hhgregg in the following open-market transactions since the filing of the Original Schedule 13D:

1. 7,690 shares at a price of $4.8259 on November 10, 2008;
2. 33,360 shares at a price of $5.0496 on November 11, 2008;
3. 24,000 shares at a price of $4.648 on November 12, 2008;
4. 16,960 shares at a price of $4.8599 on November 13, 2008;
5. 19,000 shares at a price of $4.997 on November 14, 2008;
6. 22,500 shares at a price of $4.3935 on November 19, 2008;
7. 10,943 shares at a price of $4.476 on November 25, 2008; and
8. 14,500 shares at a price of $5.1573 on November 26, 2008.

Item 5 is hereby amended as follows:

ITEM 5.	Interests in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported as owned by Mr. Throgmartin herein is based upon 32,366,607 outstanding shares of Common Stock as of October 31, 2008, as reported in hhgregg's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, plus 803,334 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of February 2, 2009).

Mr. Throgmartin is the holder of record of 1,269,110 shares of Common Stock. Mr. Throgmartin is also the holder of 803,334 options, each to purchase one share of Common Stock, which are exercisable within 60 days of February 2, 2009. Mr. Throgmartin has sole voting and dispositive power over these shares.

The Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and the Jerry W. Throgmartin 2008 Grantor Retained Annuity Trust (together the "Trusts") are, in the aggregate, the holders of record of 2,106,943 shares of Common Stock. As trustee of the Trusts, Mr. Throgmartin has sole voting and dispositive power over the shares of Common Stock held by the Trusts.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. Throgmartin represent approximately 12.6% of hhgregg's outstanding Common Stock.

During the 60 days preceding the date of this filing, Mr. Throgmartin did not effect a transaction in the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 2, 2009

JERRY W. THROGMARTIN

By:	/s/ Jerry W. Throgmartin